

14041960

11/28/14

ᴇD STATES
XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

SEC MAIL

NOV 2 6 2014

PROCESSING

WA... SECTION

SEC FILE NUMBER
8-68863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/13___ AND ENDING ___09/30/14___ ✗
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LUMA Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___101 Fifth Avenue, Suite 900___
(No. and Street)

___New York___	___NY___	___10003-1008___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Rafael Beck___   ___(561) 283-0772___
                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Janover LLC___
(Name - if individual, state last, first, middle name)

___100 Quentin Roosevelt Blvd, Suite 516___	___Garden City___	___New York___	___11530___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section
240.17a-5(e)(2). SEC 1410 (3-91)


12/1/14

LUMA SECURITIES LLC ,

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Members' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
         applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[ ]   Rule 15c3-3 exemption report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LUMA Securities LLC for the year ended September 30, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Financial and Operations Principal
Title

Marie A. Garcia
Notary Public

Marie A. Garcia

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Table of Contents

Independent Auditors' Report

Financial Statements   **Page**



Report of Independent Registered Public Accounting Firm

To the Member of LUMA Securities, LLC:

We have audited the accompanying statement of financial condition of Luma Securities, LLC, as of September 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Luma Securities LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Luma Securities LLC as of September 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
November 25, 2014

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2014

Assets

Cash	$	3,354,063
Fees receivable		512,500
Prepaid expense		3,024
	$	3,869,587

Liabilities and Member's Equity

Liabilities:

Deferred income	$	60,000
Due to Parent		21,378
Accrued expenses		10,029
		91,407

Commitments and contingencies

Member's equity		3,778,180
	$	3,869,587

The accompanying notes are an integral part of these financial statements.

LUMA SECURITIES LLC

Notes to Financial Statements

September 30, 2014

1. Business Organization

LUMA Securities LLC (the "Company"), a wholly-owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

The Company shall continue until the earlier of (i) the written consent by the Parent that the Company should be dissolved, or (ii) the sale, transfer or other disposition of all assets of the Company.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition - Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement. Success fees and underwriting fees are recorded when the underlying transactions are consummated or when specified services have been rendered or milestones reached. Loss from principal transactions recognized in the statement of operations is measured by the difference between the acquisition cost and the selling price of equity securities. Interest income is recorded as earned. Unearned retainer fees are included in deferred income on the statement of financial condition.

Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the tax return of its Parent.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

LUMA SECURITIES LLC

Notes to Financial Statements
September 30, 2014

2. **Summary of Significant Accounting Policies** *(continued)*

Income taxes *(continued)* - The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company. The Company remains subject to income tax audits for all periods subsequent to 2010.

Fees receivable - Fees receivable represent amounts management expects to collect based on private placement advisory contracts or agreements and success fees on a deal that closed. On a periodic basis the Company evaluates its fees receivable and makes a determination for the need of establishing an allowance for doubtful accounts based on past history collections and current credit conditions. Receivables are written off as uncollectible once the Company has exhausted its collection means. As of September 30, 2014, there was no allowance for doubtful accounts.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Transactions with Related Parties**

The Company maintains a services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services at a cost of $10,520 per month. Effective July 1, 2014, the amount was increased to $21,040 per month (or $252,480 per annum). Generally, the Company settles the amount owed to the Parent on a quarterly basis. As of September 30, 2014, the amount due to Parent is $21,378. The services agreement may be terminated upon the mutual agreement of the Company and the Parent.

LUMA SECURITIES LLC

Notes to Financial Statements

September 30, 2014

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of $3,262,656 which was $3,162,656 in excess of its minimum requirement of $100,000.

As prescribed in the Company's FINRA membership agreement, the Company is exempt from SEC rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i). The Company does not hold customers' cash or securities.

5. Concentration of Risk

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company's bank accounts are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

One customer accounted for approximately 98% of the fees receivable balance as of September 30, 2014.

6. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

LUMA SECURITIES LLC

Notes to Financial Statements

6. Recent Regulatory Developments *(continued)*

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

7. Contingencies

The Company was named as a defendant in a class action litigation. The claims asserted against the Company and the other members of the underwriting syndicate arise out of an initial public offering during 2013 in which the Company was a member of the syndicate. The case is at an early stage, and defendants have not yet responded to the complaint. The impact of this litigation is not yet known, however, management does not believe that there would be a material impact on the Company's operations.

8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2014 and determined that there are no material events that would require disclosure in the Company's financial statements.

LUMA SECURITIES LLC

Financial Statements

September 30, 2014

